Mail Stop 3561
      April 24, 2006

Luis A. Padilla
Chief Executive Officer
Kuhlman Company, Inc.
701 North Third Street, Suite B-1
Minneapolis, MN 55401

      Re:	Kuhlman Company, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed April 20, 2006
      	File No. 333-133315

Post-Effective Amendment No. 2 to Registration Statement on
Form SB-2
      Filed April 20, 2006
		File No. 333-128240

		Form 10-KSB/A for Fiscal Year Ended December 31, 2005
		Filed April 20, 2006
		File No. 1-32844

Dear Mr. Padilla:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB/A for Fiscal Year Ended December 31, 2005
1. Please refile the entire Form 10-KSB/A, including the updated
302
certifications and new 906 certifications.

******

      As appropriate, please amend your registration statements and
Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Douglas T. Holod, Esq.
      Fax: (612) 642-8313

Luis A. Padilla
Kuhlman Company, Inc.
April 24, 2006
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